[CLIFFORD CHANCE US LLP LETTERHEAD]
May 20, 2009
VIA EDGAR AND FACSIMILE (202) 772-9203
Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hearst-Argyle Television, Inc.
Schedule TO-T Filed on May 4, 2009
Filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation
and The Hearst Family Trust
File No. 005-45627

Schedule 13E-3 Filed May 4, 2009
Filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst Corporation
and The Hearst Family Trust
File No. 005-45627
Dear Mr. Hindin:
     On behalf of The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. (collectively, “Hearst”), we are responding to the comments provided in your letter dated May 14, 2009. For convenience, your comments are repeated below, with the applicable response set forth immediately following each comment.
     We have enclosed with this letter a copy of Amendment No. 1 to the Schedule TO-T and Schedule 13E-3, which was filed today by Hearst via EDGAR reflecting all changes to the subject filings.
Joint Schedule TO-T and Schedule 13E-3
General
1.	Note that only persons or entities that are both Schedule 13E-3 filers and bidders on the Schedule TO may file jointly. As such, it appears the Schedule TO may not include Hearst-Argyle as a filing person, and Hearst-Argyle should file its own separate Schedule 13E-3.

Response: We have revised the Schedule TO-T accordingly, and direct the staff’s attention to the Schedule 13E-3 filed by Hearst-Argyle on the date of this letter.

May 20, 2009

Special Factors, page 7
2.	We note the disclosure in the second to last paragraph on page 7 regarding your earlier attempt to take Hearst-Argyle private through a tender offer in October 2007. When that offer failed due to the failure to satisfy the minimum tender condition, Hearst proceeded (beginning in early December 2007) to make open market purchases of shares, resulting in its current ownership stake of 82%. In your response letter, explain why these open market and privately-negotiated transactions did not constitute the first steps in this going private transaction. We may have additional comments.

Response: The purchases made by Hearst between December 2007 and August 2008, pursuant to a Rule 10b5-1 plan implemented in December 2007, did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Accordingly, these purchases were not Rule 13e-3 transactions. Simply put, at the time Hearst made these purchases, it did not expect to seek to take Hearst-Argyle private. The tender offer made by Hearst in 2007 had been poorly received by Hearst-Argyle’s stockholders, and Hearst-Argyle’s independent directors had recommended against it.

Hearst’s perspective following its withdrawal of the 2007 offer was that while it would have preferred to own all of Hearst-Argyle, the alternative of being a majority owner was perfectly acceptable. Hearst set out to eliminate the tax leakage caused by having an ownership position below 80%, by increasing its position to slightly above 80%, and then was content to leave the position unchanged. Hearst stated in its Schedule 13D amendment filed with the SEC on December 6, 2007, that the purpose of the Rule 10b5-1 purchases was to “increase Hearst Broadcasting’s ownership of [Hearst-Argyle] to up to approximately 82% (on a fully-diluted basis), and . . . allow [Hearst-Argyle] to be consolidated with [Hearst] for U.S. federal income tax purposes (which generally requires at least 80% ownership).” Reaching that threshold would allow Hearst-Argyle to be included in the Hearst affiliated group of corporations, and to file its U.S. federal income tax return with Hearst on a consolidated basis. This consolidation was intended to result in certain benefits to the constituent corporations, including Hearst, particularly when certain members of the consolidated group generate taxable income while others incur losses. Moreover, upon consolidation 100% of any dividends paid by Hearst-Argyle would be deductible from Hearst’s taxable income for U.S. federal income tax purposes, and prior to consolidation Hearst was only entitled to deduct 80% of the dividends received from Hearst-Argyle.

Hearst also stated in the same Schedule 13D amendment that it had no current intention to engage in, directly or indirectly, a Rule 13e-3 transaction and that it would not acquire any Series A Shares if the acquisition of those shares would have such an effect without first complying with Rule 13e-3. Consistent with that undertaking, Hearst has not purchased any Series A Shares since August 2008 after it accomplished its stated tax objective.

As explained in the Offer to Purchase at pages 7 through 9, Hearst’s subsequent decision to seek to acquire the remaining shares in Hearst-Argyle was prompted by two developments, which occurred well after Hearst’s last purchase in August 2008. Those two developments were first, a radical decline in economic conditions and in Hearst-Argyle’s business, which in turn caused Hearst-Argyle to look to Hearst for potential assistance in refinancing a large amount of debt; and second, a strong signal from a significant Hearst-Argyle stockholder that the stockholder, who had criticized Hearst’s 2007 offer as being inadequate, would be supportive of a going-private transaction. This major change in circumstances clearly separates Hearst’s prior purchases,

May 20, 2009

which were not made for the purpose of facilitating a going-private transaction and on their own had no possibility of resulting in one, from the offer it is now making.
Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed, page 22
3.	We note the discussion in the first bullet point of this section regarding future open market purchases. Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm your understanding.

Response: We confirm Hearst’s understanding that if the Offer is not completed, privately-negotiated or open-market purchases undertaken in a manner that meets the requirements of Rule 13e-3(a)(3) under the Exchange Act may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect.
Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst, page 17
4.	Revise the third paragraph in this section to remove the statement that the summary “does not purport to be a complete description of the Lazard Presentation.” While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the Lazard materials.

Response: We note the disclosure appearing in the first sentence of the third paragraph on page 18 of the Offer to Purchase, which states that the description of Lazard’s analyses is a “summary of the material preliminary financial analyses” presented by Lazard to the board of directors of Hearst on March 25, 2009. In light of the staff’s comment, however, additional disclosure to this effect has been made to clarify the referenced disclosure appearing on page 17.
Summary of Preliminary Financial Analyses, page 18
5.	Briefly describe the material assumptions and limitations underlying the base case and sensitivity case projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections themselves.

Response: Hearst did not prepare the two sets of projections. As disclosed in the Offer to Purchase, the projections were prepared by Hearst-Argyle’s management for use in discussions with lenders. We direct the staff’s attention to the revised disclosure in Item 4 of Amendment No. 1 to the Schedule 14D-9 filed by Hearst-Argyle on the date of this letter.
Conditions of the Offer, page 33
6.	We don’t understand the language in the parenthetical in the second to last and last lines in the first paragraph of this section. How could Shares have been accepted for payment or paid for pursuant to the Offer before it expires? Please revise or advise.

Response: We have revised the paragraph to delete the referenced parenthetical and otherwise restated the paragraph in full in Amendment No. 1 to the Schedule TO-T and Schedule 13E-3.

May 20, 2009

7.	We also note the language in the penultimate paragraph of this section that Hearst’s failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, subject to the foregoing, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and Hearst determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, Hearst should inform holders of Series A Shares how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Hearst’s understanding in your response letter.

Response: We confirm that this is Hearst’s understanding.
Miscellaneous, page 40
8.	The disclosure here states that the Offer is “not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.” As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where Hearst is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within
Rule 14d-10(b)(2).

Response: We have revised the first two paragraphs of the section entitled The Offer — 16. Miscellaneous, beginning on page 40 of the Offer to Purchase, to read as follows:

“The Offer is being made to all holders of Shares other than Hearst. Hearst is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Hearst becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, Hearst cannot comply with the statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”
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          The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc., acknowledge that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

May 20, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *
If we may be of further assistance, please do not hesitate to call me at (212) 878-8491.
Very truly yours,
/s/ Benjamin K. Sibbett
Benjamin K. Sibbett
Enclosures

cc:	James M. Asher Eve B. Burton John A. Healy Kathleen L. Werner